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SEC FILE NUMBER 033-63635-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	☒ Form 10-K Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2007
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 1997-D Limited Partnership
Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd
Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We determined that we were unable to file our Form 10-K for the year ended December 31, 2007, by the March 31, 2008, due date or by April 15, 2008.  Therefore, we did not request the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

We are not able to file a timely Form 10-K for the year ended December 31, 2007, because we have not completed required financial statements for previous reporting periods.  In November 2005, we determined that our previously issued financial statements for the year ended December 31, 2004, and for the quarter ended March 31, 2005, should no longer be relied upon.  More information regarding the 2004 restatement and our initial efforts to file our comprehensive 2005 10-K including quarterly financial information can be found in our Current Report on Form 8-K filed with the SEC on November 15, 2005 and our Form 12b-25’s filed with the SEC on April 3, 2006 and August 15, 2006.

In March 2007, prior to completing the 2005 financial statements which would have included the restatement of prior periods,  in connection with the audit of our managing general partner's 2006 financial statements, the managing general partner, along with its independent accounting firm, identified that the managing general partner had over withheld production taxes from revenue distributions made to its 75 drilling partnerships' limited partners between 2001 and 2006, including our limited partners.  We have not filed financial statements as we are continuing to evaluate the impact of this event on our financial statements.

The managing general partner is currently undergoing an extensive evaluation of its plan and processes to bring us, as well as its other sponsored limited partnerships, current in our reporting obligation in the most expeditious manner possible.  The managing general partner presented its proposed plan to the SEC in March 2008.  Once approved, we will disclose the managing general partner's plan to regain compliance with our reporting obligation.

At this time we are not able to estimate when we will file all delinquent reports described in Part IV(2) below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darwin L. Stump, Chief Accounting Officer of Petroleum Development Corporation, Managing General Partner	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes    No ☒

Form 10-K for the year ended December 31, 2005(1)
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for quarter ended June 30, 2006
Form 10-Q for quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for quarter ended June 30, 2007
Form 10-Q for quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007

(1) The 2005 Form 10-K will be a comprehensive filing to include the restatement of our historical financial statements for the year ended December 31, 2004, and for the interim period ended March 31, 2005.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PDC 1997-D Limited Partnership
______________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By	/s/ Richard W. McCullough
Richard W. McCullough, Chief Financial Officer of Petroleum Development Corporation, the Managing General Partner